Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

August 24, 2011

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc., Amendment No. 7 to Registration Statement on Form S-1, Filed August 2, 2011, File No. 333-169128

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated August 17, 2011, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

In the summary section, please include an affirmative statement to make clear, if true, that the company has no present plans to be acquired or to merge with another company nor does the company or Mr. Viola have plans to enter into a change of control or similar transaction.

Response:  The requested revisions have been made.

2.

We note your response to comment 1 of our comment letter dated July 8, 2011 and the revised disclosure.  Your projections and estimates still do not appear to comply with Item 10(b) of Regulation S-K.  Please remove this disclosure or revise to comply with Item 10(b).

Response:  The subject disclosure has been removed

3.

We note the revised disclosure referring to your "senior management," "management," or "board of directors" throughout this document.  Considering you only have one person on your management team, please revise to simply refer to Mr. Viola instead.

Response:  The requested revisions have been made.

4.

We note your response to comment 2 and the reasons disclosed.  Please revise to confirm that Mr. Viola is no longer employed or associated with INfe Human Resources, if true.

Response:  The requested revisions have been made.

Limited revenues and ongoing losses, page 7

5.

Please revise your statement that from December 1, 2009 through May 31, 2011, Daniels had zero sales revenues and related expenses of $145,547 to reconcile these amounts with your financial statements.  In this regard, we note that you had zero sales revenues in the period from December 1, 2010 through May 31, 2011, and expenses during that period of $143,547.

Response:  The requested revisions have been made.

Use of Proceeds, page 16

6.

Please revise here and in similar disclosure in your Liquidity and Capital Resources discussion on page 25 to reconcile amounts to your financial statements.  In this regard, we note that as of November 30, 2010, you had outstanding liabilities of $646,534, and that your liabilities no longer include deferred tax liabilities with a current asset offset of an equal amount.

Response:  The requested revisions have been made.

Dilution, page 18

7.

We note your response to our prior comment 9 and are unable to locate the explanation of the calculation of tangible book value.  Please tell us how you calculated the tangible book value of $30,610 or revise all amounts to reconcile to the financial statements.

Response:  The requested revisions have been made.

Business, page 18

8.

We note you have deleted your corporate history.  Please revise to briefly discuss the reverse acquisition that resulted in your current structure, as disclosed in INfe Human Resources' Form 10 filed March 24, 2004.

Response:  The requested revisions have been made.

9.

We note the revised disclosure referring to the $150,000 you will raise from a registered offering within 90 days after the effectiveness of this registration statement.  Unless you have a reasonable basis to believe you will raise such funds through a firm commitment, underwritten offering, please revise to clarify that there is no assurance or basis to the noted disclosure.

Response:  The requested revisions have been made.

Current Status, based on One Client, page 20

10.

We note your response to comment 11.  Please note that the agreement with Broadleaf Capital Partners is still filed in a graphic format.  Please refile the exhibit in either html, ASCII, or PDF format.  Please refer to the EDGAR Filer Manuel, located at http://www.sec.gov/info/edgar.shtml.

Response:  The requested revision has been made.

Results of Operations, page 24

Six Months Ended May 31, 2011 Compared to Six Months Ended may 31, 2010, page 24

11.

We note the revised disclosure here that you believe your income will rise once your shares are traded.  Please revise to clarify that your ability to generate revenues is dependent on your ability to obtain additional clients and that you have no assurance regarding such ability.

Response:  The requested revisions have been made.

Operating expenses, page 24

12.

As applicable, please revise your disclosure of the amount of wage accruals here and in the summary compensation table on page 33 to include the amount of any accrual during the three month period ended May 31, 2011.

Response:  The requested revisions have been made.

Operating expenses, page 25

13.

Please revise your disclosure of the amount of operating expenses for the year ended November 30, 2009, to reconcile to the amount on the financial statements of $963,879.

Response:  The requested revisions have been made.

Statements of Operations, page 45

14.

Please revise to present the statements of operations for the three months ended May 31, 2011 and May 31, 2010, rather than the three months ended February 28, 2011 and February 28, 2010.

Response:  The requested revisions have been made.

Statements of Cash Flows, page 46

15.

Please revise to present the statements of cash flows for the six months ended May 31, 2011 and May 31, 2010, since it appears that the periods presented are the six months ended May 31, 2010 and May 31, 2009.

Response:  The requested revisions have been made.

In addition, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D.  Viola,

Chief Executive Officer

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